October 22, 2007

Sent Via EDGAR

Mr. Christian N. Windsor
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re	Astoria Financial Corporation
Definitive 14A
Filed: April 10, 2007
File No.: 001-11967

Dear Mr. Windsor:

In furtherance of our telephone conversation of October 19, 2007, I wish to acknowledge receipt of your comment letter dated September 26, 2007, addressed to Mr. George L. Engelke, Jr., Chief Executive Officer, Astoria Financial Corporation (the Company), concerning the above referenced filing.

As I indicated during our conversation, the Company requests that we be allowed until the close of business on November 21, 2007 to submit our response to such letter, in order to provide our Compensation Committee with adequate time to review the response.

Your cooperation in the matter is greatly appreciated.

Very truly yours,

/S/ Alan P. Eggleston
Alan P. Eggleston
Executive Vice President, Secretary
and General Counsel